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March 14, 2013
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion ETF Market Opportunity Fund (the “Fund”)
File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 31

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) recently contacted us by telephone to provide comments on Post-Effective Amendment No. 31 to the Trust’s registration statement on Form N-1A (the “Amendment”).  The following are the comments provided and the Trust’s response to each:

GENERAL

1.         Please incorporate into the Amendment, when applicable, comments provided by the staff of the Commission on the Trust’s registration statement on Form N-14 (the “N-14”).

RESPONSE:  We have reviewed the comments provided by the staff of the Commission with regards to the N-14 and did not identify any comment that would apply to this Amendment.

PROSPECTUS

1.         If the Fund’s investment advisor has the ability to recoup any management fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement referenced in footnote 4 to the Annual Fund Operating Expenses table in the Risk/Return Summary, include the terms of such recoupment in the footnote.

RESPONSE:    Although the Trust’s previously filed response letter to the Staff with respect to the N-14 provided that the investment advisor did have the ability to recoup certain management fees waived under the Expense Limitation Agreement, the Trust and Stadion Money Management, LLC, the Fund’s investment adviser (the “Adviser”), subsequently agreed that the Adviser would not be permitted to recoup such fees.  Accordingly, both the final version of the

N-14, filed on February 22, 2013, and the Amendment reflect that the Expense Limitation Agreement does not provide the Adviser the ability to recoup such fees and expenses.

2.          Revise the description of expenses that are excluded from the calculation of annual fund operating expenses under the Fund’s Expense Limitation Agreement (referenced in footnote 4 to the Annual Fund Operating Expenses table in the Risk/Return Summary and “Expense Limitation Agreement” in Management of the Fund) to indicate what is meant by “interest.”

RESPONSE:  The description has been revised to state that interest refers to “interest expense on any borrowings.”

3.          State whether, as a funds of funds, the Fund intends to seek exemptive relief from the Commission with regards to its investments in other investment companies for compliance with Section 12(d)(1)(A) of the Investment Company Act of 1940.

RESPONSE:  The Fund does not intend to seek exemptive relief from the Commission with regards to its investments in other investment companies for compliance with Section 12(d)(1)(A) of the Investment Company Act of 1940.  The Trust has entered into various Participation Agreements with other investment companies that have obtained appropriate exemptive relief from the Commission and may on occasion acquire more than 3% of the total outstanding voting stock of such investment companies pursuant to such Agreements.

4.          In the Performance Summary section of the Risk/Return Summary, state that the Predecessor Fund was managed by Paul Frank who is now a portfolio manager for the Fund.

RESPONSE:  The following disclosure has been added to the Performance Summary section of the Risk/Return Summary:

“The Predecessor Fund was managed by Paul M. Frank, who is a member of the Fund’s portfolio management team.”

5.          Revise the disclosure in the section “Additional Information about the Fund’s Investment Strategies and Risks” in Investment Objective, Principal Investment Strategies and Related Risks to indicate whether the investment advisor has filed a notice of eligibility claiming an exclusion from the definition of the term “commodity pool operator”.

RESPONSE:  The section “Additional Information about the Fund’s Investment Strategies and Risks” in Investment Objective, Principal Investment Strategies and Related Risk contains the following disclosure:

“The Stadion Investment Trust (the “Trust”), on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA.”

The Adviser has not filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” under Section 4.5 of the Commodity Exchange Act (“Section 4.5”), because it is not required to do so.  However, consistent with the guidance provided in FR Doc.

2012-3390 (Filed February 24, 2012), the Adviser would be required to register as a commodity pool operator at such time as the Fund no longer qualifies for exclusion from the definition of the term “commodity pool operator” under Section 4.5.

STATEMENT OF ADDITIONAL INFORMATION

1.         Confirm that the statement, “the Trust currently consists of six diversified series,” in the Fund History section of the Statement of Additional Information is correct.

RESPONSE:  We hereby confirm that the statement is correct.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Betsy Santen at 513/346-4181 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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